UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40405

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Directors

Effective October 16, 2025, Mr. Shu Liu (“Mr. Liu”) resigned as a director and the chair of the Audit Committee of the board of directors (the “Board”) of Jiuzi Holdings Inc. (the “Company” or the “Registrant”) and a member of the Compensation Committee and the Nominating Committee. The resignation of Mr. Liu was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective October 16, 2025, Mr. Pengyuan Li (“Mr. Li”) was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Liu. Mr. Li will also serve as the chair of the Audit Committee, a member of the Compensation Committee and the Nomination Committee, respectively, of the Board. Mr. Li holds a bachelor’s degree in economics and finance from Sanya University.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: October 17, 2025	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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